April 29, 2026

Joe Vernachio
Chief Executive Officer
Allbirds, Inc.
530 Washington St.
San Francisco, CA 94111

       Re: Allbirds, Inc.
           Preliminary Proxy Statement on Schedule 14A
           Filed April 15, 2026
           File No. 001-40963
Dear Joe Vernachio:

       We have reviewed your filing and have the following comments.

        Please respond to this letter within ten business days by providing the requested information in a revised preliminary proxy statement or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Preliminary Proxy Statement filed April 15, 2026
Questions and Answers about the Special Meeting, page 5

1. We note disclosure that after the Asset Sale, you anticipate that stockholders will continue to hold Nasdaq-listed stock. However, we note other disclosure that after the
       Dissolution, you will have your Class A common stock delisted from Nasdaq. In addition, we note that the Duff & Phelps opinion relates to the fairness of the distribution to stockholders upon dissolution. Please revise to include additional questions and answers that clearly disclose your current plans. Your revised disclosure should state whether the Board currently intends to continue the company as a Nasdaq-
       listed company, or to dissolve. If the Board intends for stockholders to continue to hold
       Nasdaq-listed stock, please explain why you are seeking stockholder approval of the
       Dissolution Proposal. Your disclosure should also describe what a current stockholder can expect to happen to their investment and explain how or why the Board may change its current plans.
2. Please revise to state whether any of the proposals are conditioned on the approval of any of the other proposals.
 April 29, 2026
Page 2
The Dissolution Proposal (Proposal No. 4), page 66

3. We note disclosure that if the stockholders approve the Dissolution Proposal, the Board will decide whether or not to proceed with the Dissolution in its sole discretion, including that you will file the Certificate of Dissolution and will close your transfer books on the filing date. Further, we note disclosure on page 19 that in the event the Board determines to proceed with the dissolution, you will have your Class A common stock delisted from
       Nasdaq, which will be effective 10 days after you file such an application on Form 25.
       Please revise to clarify the timing of filing the Certificate of Dissolution in relation to the
       Form 25. State clearly whether and when you will notify stockholders of
the Board   s
       determination to proceed with the Dissolution prior to filing the Certificate of
       Dissolution and Form 25, respectively. If you do not intend to notify stockholders, so state. Update the risk factors as appropriate.
Security Ownership of Certain Beneficial Owners and Management, page 80

4. Noting that the issuance contemplated by the Nasdaq Proposal relates to more than
       19.99% of your outstanding common stock upon the conversion of the Convertible
       Notes, please fill in the table in a revised preliminary proxy statement and include a separate column that reflects the beneficial ownership and voting control after the conversion of the Convertible Notes. In addition, where you discuss the Nasdaq
       Proposal here and throughout the proxy statement, please revise to state the Investor's potential ownership and voting control after the conversion and identify the Investor.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jenny O'Shanick at 202-551-8005 or Erin Purnell at 202-551-3454 with any questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:   Amy Bowler